UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue
Mountain View, CA 94043
(Mailing Address of principal executive offices)

(650) 924-1025
Issuer’s telephone number, including area code

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

This Semiannual Report on Form 1-SA contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry, our plans to restate our financial statements and amend prior Securities and Exchange Commission (the “SEC”) filings, the timing of such restatement, and the restatement’s effect on our prior financial statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business, the timing and nature of the final resolution of the accounting issues discussed in this Semiannual Report on Form 1-SA; any delay in the filing of required periodic reports with the SEC or the restatement of any such reports that were previously filed; our responses to potential comments from the SEC staff; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management; additional uncertainties related to accounting issues generally; adverse effects on our business as a result of the restatement process and procedures or the reactions to such events by our investors, customers and vendors, or increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and the initiation of any new legal proceedings. In addition, please refer to the risk factors contained in our Offering Circular on Form 1-A, dated December 23, 2016, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officer, or persons performing similar functions, and influenced by that company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As we previously reported on our Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods since it became aware of issues with those prior financial statements, where certain accounting principles were incorrectly applied by outsourced service providers. In the restatement of the financial statements, we expect, among other items and subject to further review, to (i) reclassify certain amounts previously presented within current assets to long-term assets, (ii) reduce the amortization periods for certain assets, (iii) capitalize certain amounts that were previously expensed that qualify for capitalization as internally developed software for our machines in service, and (iv) reclassify amounts previously presented within our statements of operations as compensation and benefits to cost of services, general and administrative, research and development and sales and marketing line items within the Company’s statements of operations.

1

In the discussion below regarding the results of operations, we have attempted to note to the best of our knowledge as of the date of the filing of this report whether a prior year number reflected on the Company’s historic financial statements is incorrect and what we believe to be the basis for the error at this time.

The unaudited financial information set forth below and in the financial statements with respect to the six months period ending June 30, 2017 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when additional review of historic financial statements has been completed or audit work has been performed for our year-end audit, each of which could result in significant differences from this preliminary unaudited condensed financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here.

In connection with the errors discussed herein, Company management has determined that deficiencies existed in internal control over financial reporting that potentially would not prevent or detect a material misstatement. Management therefore concluded there was a material weakness in internal control over financial reporting related to the matters described above. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Actions are currently being implemented to remediate this material weakness, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process.

During the third quarter of 2017 and in preparation for this filing, we initiated various remediation efforts, including initiation of hiring processes for additional personnel with the appropriate public company and technical accounting expertise, and other actions that are more fully described below. As such remediation efforts are still ongoing, we have concluded that the material weakness has not been remediated. Our remediation efforts to date have included the following:

We have added and are continuing to add appropriate full-time resources to our finance team and we have hired additional external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes, and to accurately prepare and review financial statements and related footnote disclosures. As a result of the additional resources added to the finance function, we are allowing for separate preparation and review of the reconciliations and other account analyses. In addition, these additional finance resources are allowing us to develop a more structured close process, including enhancing our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification and assessing more judgmental areas of accounting. The actions that have been taken are subject to continued review, supported by confirmation and testing by management, as well as executive oversight. We can provide no assurance that we will be able to hire and retain qualified individuals to create and maintain appropriate internal control over financial reporting. Competition for these individuals is intense, especially in the San Francisco Bay Area where we are located. While we have implemented a plan to remediate this material weakness, we cannot provide any assurance that we will be successful, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. Independent of the Company’s control environment, the Company also recently switched its Independent Audit firm to Ernst & Young LLP, who have been engaged to audit the Company’s fiscal year ending December 31, 2017.Unless otherwise indicated, latest results discussed below are as of June 30, 2017.

2

Results of Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary K5 Autonomous Data Machine (ADM), K3 Autonomous Data Machine and the Knightscope Security Operations Center (KSOC), primarily through funding from both strategic and private investors. Our fiscal year ends on December 31st of each year. The first version of the Company’s flagship K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. The Company began collecting additional revenue in fiscal year 2016, and cash flows from operations have generally increased since then. The Company operates on a Machine-as-a-Service (MaaS) business model; we have charged customers an average of $7 per hour per ADM since June 2016, which includes maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and, at times, hardware upgrades. Our contracts are typically annual operating 24/7. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

As of September 2017, our ADMs have collectively traveled a total distance of more than 100,000 miles and have operated over 180,000 collective hours. These machines are fully autonomous including autonomous recharging. There is minimal downtime during recharging, as the machines are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies, as well on the development of new features that will be added to new models of the ADMs. We are also working on the development and eventual production of the K7 ADM, which will be built on a four-wheel architecture and have the capability to operate in more difficult terrain. Additionally, on August 22, 2017 we announced an all-new platform, the K1 ADM stationary machine, that we expect will incorporate weapon detection capabilities as an optional feature, to be added to our growing portfolio of technologies. The production release of the K1 ADM, which is anticipated to have optional concealed weapon detection capabilities, is expected in calendar year 2018. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters. Both the K1 and K7 were unveiled on September 26, 2017 at the ASIS2017 conference in Dallas, Texas with over 22,000 security professionals in attendance garnering strong market interest from potential new clients.

3

Six Months ended June 30, 2017 Compared to Six Months ended June 30, 2016

For the six months ended June 30, 2017, the Company recorded revenues of $516,316 from corporate campus, retail, industrial and healthcare clients. The reported revenues on the Company’s financial statements for the same period ended June 30, 2016 was $122,509. The increase in revenues in the current period would be largely the result of an increase in the number of clients and ADMs in-network. At June 30, 2017, we had operations with a total of 18 clients and 22 machines-in-network, with orders for an additional 19 machines under contract compared with 3 clients, and 7 machines-in-network, with orders for an additional 17 machines under contract at June 30, 2016. As of September 18, 2017, the Company has secured 34 clients with 45 machines under contract across 8 states and 3 time zones, as it scales nationwide.

Cost of services consists of routine maintenance, depreciation, amortization of internally developed software for our machines-in-network, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits; but for the six months period ended June 30, 2016, “cost of goods sold” incorrectly omitted all of these categories other than maintenance and depreciation and some data storage costs. Due to our unique business model, providing a holistic Machine-as-a-Service, the cost of net revenues, previously referred to as “cost of goods sold” will be henceforth referred to as “cost of services”. There was a large increase in machines-in-network between the two time periods noted above, and as a result of that, as well as due to the changes in accounting treatment, the cost of services (called cost of goods sold for the prior period) for the six months ended June 30, 2017 was $1,427,259 compared to $47,928 for the six months ended June 30, 2016. As noted above, the figure for cost of net revenues as of June 30, 2016 is incorrectly understated largely due to the following items not having been fully accounted for: (i) amortization of internally developed software for our machines-in-network, (ii) assignment of direct labor and benefits, (iii) studied depreciation of our machines-in-network, (iv) assignment of ADM communications and data costs, and (v) the allocation of common facilities costs.

For the six months ended June 30, 2017, the Company realized gross profit losses of $910,943. During the same period in 2016, we previously reported positive gross profit of $74,581; however as noted above, the calculations used to derive this 2016 figure were incorrect due to the incorrect application of the generally accepted accounting principles pertaining to assignment of cost of services. It is currently estimated that the resulting effects of the above noted adjustments being undertaken will also result in the Company reporting realized gross profit losses for the interim period in 2016. The primary cause for the negative gross profit in the 2017 period was the revision of the accounting policies and cost recognition principles, rather than any fundamental change in the way that the business of the Company was conducted between these two periods. The application of these amended calculations do not affect our views on the long-term viability of our current business model.

Management believes that despite the gross profit losses reported in the six months period ended June 30, 2017, the long-term business prospects over a multi-year Machine-as-as-Service business model remain viable. We are evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium- to long-term. For example, we are actively working on updating our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to provide a level of revenue relief. We are also updating our data architecture strategy to minimize LTE connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for LTE and revisiting contracts with the 4 major telecoms we have engaged (Verizon, AT&T, Sprint and T-Mobile). Furthermore, as we previously discussed above, we are in the early stages of production of our products, having only first deployed our product and first generated our first revenue in the middle of 2015. During the initial ramp up phase of our production, assembly and manufacturing process, we have been experiencing significant low-volume penalties which we believe will be eliminated over time with increase in production as well as sourcing negotiations with the supply base. And in some cases, a re-design for specific systems and sub-systems will help reduce costs and an investment in low-cost tooling may be provide a significant variable cost improvement for some items. Furthermore, we intend to focus on controlling costs. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe with the building of new internal tools, the Company will be much more efficient in deployment timing and resources, alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our growth objectives.

4

The Company’s operating expenses for the six months period ending June 30, 2017 largely consist of general and administrative expenses, research and development, and sales and marketing expenses. The Company’s operating expenses for the same period ending June 30, 2016 also included the above categories, though a significant portion of these expenses should have instead been allocated to the direct delivery of the product and services, and thus considered in the computation of cost of net revenues. In 2016, the preponderance of operating expenses were recorded as period expenses, and therefore incorrectly overstated.

A major component of our operating expenses is marketing costs. Marketing and promotion is imperative to our sales efforts. To drive further sales, build our brand and recruit while promoting our Regulation A Offering (as defined below), we significantly increased our expenditures on advertising. Total sales and marketing costs during the six months ended June 30, 2017 were $2,269,556, as compared to $127,513 that was reported for the six months ended June 30, 2016. Barring the allocation of compensation and benefits, we do not believe that this previously reported figure for marketing and promotion costs for the six months period ending June 30, 2016 is substantially misreported. The significant increase from prior periods is almost completely related to the promotion of the ongoing Regulation A Offering. We do not anticipate ongoing marketing costs to continue at the trend reported at June 30, 2017.

Another component of operating expenses is compensation and benefits. In the first six months of 2017, and moving forward, we are not reporting spend in compensation and benefits. For the same period in 2016, we previously reported having spent $1,513,152. The previously reported figure for the compensation and benefits for the six months period ending June 30, 2016 is classified incorrectly, as the compensation and benefits amounts contributing to the company’s Machine-as-a-Service product and research and development efforts, as well as supporting sales and marketing and general and administrative were not properly recorded nor allocated to benefitting product or activity. We have appropriately allocated the salary cost for 2017 into the benefitting line items, expressed in the attached financial statements. Therefore, compensation and benefits for the period ending June 30, 2016 was reported incorrectly in a distinct line item. The Company increased its headcount by 10 between the above periods. As of the date of this filing, we have 44 employees.

5

Our general and administrative expenses were $980,817 in the six months ended June 30, 2017. For the same period in 2016, the Company previously reported general and administrative expenses at $967,494, which was incorrectly computed. The figure was not correct because it included costs relating to ADM development, maintenance, research and development, data communications, travel related to ADM deployment and maintenance, and facilities costs which should have been allocated to the benefitting product or effort. Many of these items should instead have been categorized as cost of services, and computed in the net revenue calculation, as previously discussed.

Lease expenses are also included in the Company’s general and administrative expenses. As the Company has grown, it has been necessary to lease additional development and production space. The Company entered into a lease agreement that commenced April 1, 2017 for additional manufacturing space. As a result, monthly lease obligations grew from $34,185 per month as of December 31, 2016 to $44,411 per month as of June 30, 2017. Additionally, business travel expenses, which are correctly included in general and administrative expenses, grew significantly during 2017 as our employee base grew and we sold, marketed, and deployed ADMs nationwide and promoted our Regulation A Offering.

Research and development spending was $1,467,583 in the first six months of 2017. The Company previously reported research and development expenses for the six months period ending June 30, 2016 of $3,510. This figure for the 2016 period was incorrectly calculated. We expect this figure for research and development expenses at June 30, 2016 will increase as a result of the restatement that is underway, which is due to compensation and benefits at June 30, 2016 that where not being allocated to our cost of services, general and administrative, and research and development line items within the Company’s statements of operations. Our research and development efforts continue to focus primarily on the development of base technology as well as scaling efforts, the development of visible and concealed weapon detection technology and the K7.

Interest expense for the six months period ending June 30, 2017 was $93,993, compared to $22,377 for the same period in 2016. This increase was largely due to the loan facility entered into in November 2016, as described in “Liquidity and Capital Resources - Credit Facilities” below. At this time, we do not believe that these figures were incorrectly reported for the six months period ending June 30, 2016, but we are continuing to evaluate these figures as we work to restate our previously issued financial statements.

The result of the foregoing is that we incurred a net loss of $5,719,343 for the first half of 2017. For the first half of 2016, we previously reported a net loss of $2,559,062. We believe that the net loss at June 30, 2016 is incorrect and will be restated to reflect the effects of (i) the reduction in the amortization periods for certain assets, and (ii) capitalizing certain amounts that were previously expensed that qualify for capitalization as internally developed software for our machines in service, and (iii) other asset misclassifications and allocations as well as the inaccuracies described above. As described above in the gross profit discussion, we do not believe that these adjustments impact the long term profitability of our business and we are making an active effort to ensure the same.

6

Liquidity and Capital Resources

As of June 30, 2017, the Company had $2,688,701 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of modest revenue, bank debt, venture debt and ongoing equity investment capital, including the Regulation A Offering, described below. Between existing cash as of June 30, 2017 and monies subsequently raised pursuant to the Regulation A Offering and concurrent private placements, we believe we have sufficient cash and cash equivalents to meet our operating plan for the next 12 months. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its machines-as-a-service.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.  We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. It is expected that we will need to raise additional capital to meet anticipated cash requirements for the 12-month period following the filing date of this report. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. If additional funding is required, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

Regulation A Offering; Issuance of Series m Preferred Stock

In response to the need to raise additional capital, in January 2017 the Company commenced an offering of its Series m Preferred Stock under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”). In the Regulation A Offering, we have been offering to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. The net proceeds of such offering, assuming that it is eventually fully subscribed, after total offering expenses and commissions, are expected be approximately $18.3 million. The net proceeds of this offering will be used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology with the newly announced K1 ADM, and to further develop the K7. As of June 30, 2017, the Company has issued 1,989,819 shares of Series m Preferred Stock, which provided cash proceeds of $5,619,482. After June 30, 2017 and until the time that the Company recently determined that there were inaccuracies in its previously filed financial statements, the Company continued to conduct sales of its Series m Preferred Stock in the Regulation A Offering as well as outside of such offering pursuant to other securities law exemptions.

7

Issuance of Preferred Stock; Convertible Notes

Since inception, the Company has funded its operations through the issuance of equity securities. Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,520,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,652,250 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,334 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. As of June 30, 2017, the Company has no convertible debt outstanding. As part of its compensation arrangement with SI Securities, LLC, the sole and exclusive placement agent for the Regulation A Offering, the Company agreed to issue a warrant to SI Securities, LLC, to purchase up to a total of 5% of the shares of Series m Preferred Stock issued and sold by the Company pursuant to Regulation A.

Credit Facilities

On April 10, 2015, we entered into a debt facility with Silicon Valley Bank, which provided the Company with a line of credit up to $1,250,000. The Company terminated the loan and paid it back in its entirety as of October 18, 2016.

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to sponsor the production of its ADMs in order to meet client order demands.

Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights, including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

The Company currently has no material commitments for capital expenditures. However, the Company is evaluating the possibility of increasing its real estate footprint to support the Company’s growth as well as assessing tooling expenditures to reduce the variable cost of some components.

Trend Information

We have experienced a consistently increasing demand for our technology since the beginning of 2016. Coupled with regular and widespread media coverage in the United States, our Company received a number of orders and client inquiries to date. Moreover, the addition of two of the three largest private security firms in the United States as channel partners in 2016 has increased not only our reach but has also allowed us to realize efficiencies in the generation of new clients and rollout of our technology – both in time and cost.

8

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 machines during 2017. It is for this reason that the Company must quickly and efficiently scale to be able to meet incoming orders.

We expect the costs of advertising, marketing and promotions to continue to increase in 2017 as we seek to expand sales nationally and as we promote the Regulation A Offering.

Furthermore, we believe that the K1 ADM and the K7 ADM, when ready for commercialization, will allow us to enter previously unavailable markets and further extend the reach of our technology nationwide.

Due to numerous geopolitical events, as well as various high profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. Although we have yet to see any meaningful traction in the marketplace by competitors, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

Item 2. Other Information

On August 17, 2017, the Company terminated the employment of Jack Schenk.

Item 3. Financial Statements

We are in the process of amending and restating our historic financial statements that were previously filed with the SEC, including but not limited the unaudited interim condensed financial statements for the six months periods ending June 30, 2016 and the audited annual financial statements for the year ending December 31, 2016. As discussed above, the Company believes that these financial statements are not correct and are not to be relied upon. The Company intends to issue and file with the SEC restated financial statements for all of the above periods as soon as practicable. Thus, the comparative June 30, 2016 financial statements and the annual December 31, 2016 financial statements are included here solely for discussion purposes and are not to be relied upon for the reasons discussed in Item 1 of this current report.

The unaudited financial information set forth below and in the financial statements with respect to the financial statements for the six months period ending June 30, 2017 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when additional review of historic financial statements has been completed or audit work has been performed for our year-end audit, each of which could result in significant differences from this preliminary unaudited condensed financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here.

KNIGHTSCOPE, INC.

BALANCE SHEET

As of June 30, 2017 and December 31, 2016

Knightscope, Inc.

Balance Sheet

	June 30, 2017	December 31, 2016

ASSETS
Current Assets:
Cash and cash equivalents	$2,688,701	$2,747,647
Accounts receivables	281,153	11,484
Other receivables		135,295
Deferred offering costs		301,888
Related party loans receivable
Prepaid expenses	243,117	162,957
Raw materials		574,751
Machines in process		94,831
Raw materials		1,256,919
Total Current Assets	3,212,971	5,285,772

Non-Current Assets:
Machines in process	451,666
Property and equipment at cost, net	2,032,096	804,164
Software at cost, net	279,243	1,280
Deposits	89,250	89,250
Other non-current assets	63,190	149,304
Total Non-Current Assets	2,915,445	1,043,998

TOTAL ASSETS	$6,128,416	$6,329,770

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$248,510	$769,959
Accrued expenses	144,096	185,136
Financing obligation, current		19,662
Deferred revenue	494,124
Capital lease obligation, current	28,864
Promissory notes payable, current	349,118	204,021
Total Current Liabilities	1,264,712	1,178,778

Long-Term Liabilities:
Financing obligation, long term		20,388
Customer deposits		194,897
Deferred rent liability	45,602	28,933
Promissory notes payable, long-term	632,268	829,167
Total Long-Term Liabilities	677,870	1,073,385

Total Liabilities	1,942,582	2,252,163

Stockholders' Equity:
Series m preferred stock, $0.001 par, 6,666,666 shares authorized, 1,986,819 and 0 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively. Liquidation preference of $5,960,457 and $0 as of June 30, 2017 and December 31, 2016, respectively.	1,987
Series B preferred stock, $0.001 par, 4,949,386 shares authorized, 4,653,583 shares issued and outstanding at June 30, 2017 and December 31, 2016. Liquidation preference of $9,493,775 as of June 30, 2017 and December 31, 2016.	4,654	4,654
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 shares issued and outstanding at June 30, 2017 and 2016. Liquidation preference of $7,981,649 as of June 30, 2017 and 2016.	8,936	8,936
Class A Common Stock, $0.001 par, 35,288,893 shares authorized, no shares issued and outstanding as of June 30, 2017 and December 31, 2016.
Class B Common Stock, $0.001 par, 26,873,413 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016.	10,179	10,179
Additional paid-in capital	20,170,581	14,860,071
Accumulated deficit	(16,010,503)	(10,806,233)
Total Stockholders' Equity	4,185,834.00	4,077,607

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,128,416	$6,329,770

See accompanying notes, which are an integral part of these financial statements. See also the above disclaimer regarding the 2016 financial statements.

KNIGHTSCOPE, INC.

PROFIT AND LOSS

For the six month period ended June 30, 2017 and 2016

Knightscope, Inc.

Profit and Loss

	June 30, 2017	June 30, 2016

Net revenues	$516,316	$122,509
Cost of net revenues	1,427,259	47,928
Gross Profit (Loss)	(910,943)	74,581

Operating Expenses:
Compensation & benefits		1,513,152
General & administrative	980,817	967,494
Research & development	1,467,583	3,510
Sales & marketing	2,269,556	127,513
Total Operating Expenses	4,717,956	2,611,669

Loss from operations	(5,628,899)	(2,537,088)

Other Income (Expense):
Interest expense	(93,993)	(22,377)
Non-operating income	3,549	403
Total Other Income (Expense)	(90,444)	(21,974)

Provision for Income Taxes		-

Net Loss	$(5,719,343)	$(2,559,062)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,179,000	10,179,000
Net loss per common share
-Basic and Diluted	$(0.56)	$(0.25)

See accompanying notes, which are an integral part of these financial statements. See also the above disclaimer regarding the 2016 financial statements.

KNIGHTSCOPE, INC.

STATEMENT OF CASH FLOWS

For the six month period ended June 30, 2017 and 2016

Knightscope, Inc.

Statement of Cash Flows

	June 30, 2017	June 30, 2016
Cash Flows From Operating Activities
Net Loss	$(5,719,343)	$(2,559,062)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	554,654	72,054
Beneficial conversion feature on convertible note conversion
Amortization on Series B preferred stock warrants	11,790
Stock compensation expense	55,786	22,941
(Increase)/Decrease in accounts receivable	(267,485)	(22,746)
(Increase)/Decrease in other receivable	135,295
(Increase)/Decrease in other assets	13,074
(Increase)/Decrease in machines in process	217,916	(409,466)
(Increase)/Decrease in prepaid expenses	(80,160)	(44,256)
(Increase)/Decrease in deferred offering costs	320,613
(Increase)/Decrease in deposits	-	(58,703)
Increase/(Decrease) in accounts payable	(521,449)	(211,906)
Increase/(Decrease) in accrued expenses	(38,936)	(11,308)
Increase/(Decrease) in customer deposits	276,127	-
Increase/(Decrease) in deferred rent	16,668	3,071
Increase/(Decrease) in payroll liabilities	(2,013)	(225)
Increase/(Decrease) in accrued interest payable	(92)	15,269
Net Cash Used In Operating Activities	(5,027,555)	(3,204,337)

Cash Flows From Investing Activities
Costs of property and equipment	(87,629)	(151,633)
Capitalized software	(68,501)
Net Cash Used In Investing Activities	(156,130)	(151,633)

Cash Flows From Financing Activities
Proceeds from issuance of preferred stock	5,619,482	1,916,380
Offering costs	(419,964)	-
Net proceeds/(repayments) from capital lease obligations	(11,186)	40,300
Net proceeds / (repayments) from promissory note payable	(63,592)	(200,000)
Net Cash Provided By Financing Activities	5,124,740	1,756,681

Net Change In Cash	(58,945)	(1,599,289)

Cash at Beginning of Period	2,747,647	6,141,642
Cash at End of Period	$2,688,702	$4,542,353

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	69,223	$7,108

See accompanying notes, which are an integral part of these financial statements. See also the above disclaimer regarding the 2016 financial statements.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, builds, deploys, and supports advanced physical security technologies.

Liquidity and Capital Resources

As of June 30, 2017, the Company had $2,688,701 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of modest revenue, bank debt, venture debt and ongoing equity investment capital. Between existing cash as of June 30, 2017 and monies subsequently raised pursuant to the Regulation A Offering and concurrent private placements, we believe we have sufficient cash and cash equivalents to meet our operating plan for the next 12 months. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its machines-as-a-service.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements

The accompanying balance sheet as of June 30, 2017, the statements of operations and cash flows for the six months ended June 30, 2017 and 2016, are unaudited. The financial data and other information disclosed in these notes to the financial statements related to June 30, 2017, and the six months ended June 30, 2017 and 2016, are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2017, and the results of its operations and cash flows for the six months ended June 30, 2017 and 2016. However, we previously reported on the Company’s Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods since it became aware of issues with those prior financial statements, where certain accounting principles were incorrectly applied. In the restatement of the financial statements, we expect, among other items and subject to further review, to (i) reclassify certain amounts previously presented within current assets to long-term assets, (ii) reduce the amortization periods for certain assets, (iii) capitalize certain amounts that were previously expensed that qualify for capitalization as internally developed software for our machines in service, and (iv) reclassify amounts previously presented within our statements of operations as compensation and benefits to cost of services, general and administrative, research and development and sales and marketing line items within the Company’s statements of operations. The results for the six months ended June 30, 2017, are not necessarily indicative of results to be expected for the year ending December 31, 2017, or for any other interim period or for any future year.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Reclassifications

Certain prior period amounts in the Financial Statements have been reclassified to conform to current period presentation. For the six months ended June 30, 2016, we reclassified $97,326 of professional fees to general & administrative.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2017 and December 31, 2016, the Company had cash balances exceeding FDIC insured limits by $2,438,701 and $2,497,647, respectively.

Raw Materials

The raw materials balance as of June 30, 2017 and December 31, 2016 consists of direct materials and supplies used in the manufacturing of robots. Materials are primarily maintained on the first-in, first-out method.

Machines in Process

The machines in process balances as of June 30, 2017 and December 31, 2016 consist of components used to manufacture robots.

Finished Machines

The finished machines balances as of June 30, 2017 and December 31, 2016 consists of machines completed but held in inventory awaiting deployment and are valued using a standard bill of materials.

Accounts receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of June 30, 2017 and December 31, 2016 was not necessary.

Capital Assets

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment and software is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2017 and December 31, 2016 consist of software with 3 year lives and property and equipment with 2-5 year lives.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Depreciation and amortization charges on property, equipment, and software used in operations is included in general and administrative expenses and amounted to $37,395 and $25,536 for the period ending June 30, 2017 and 2016, respectively, and $12,172 and $0 of depreciation expense was included in research and development during the period ended June 30, 2017 and 2016, respectively. Depreciation expense on machines included in sales and marketing expenses was $22,127 and $0 as of June 30, 2017 and 2016, respectively, and $482,960 and $47,928 of depreciation and amortization expense was included in cost of net revenues during the period ended June 30, 2017 and 2016, respectively. Capital assets as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016

Computer equipment	$40,778	$40,778
Furniture, fixtures & equipment	263,229	263,229
Machines held for service	2,778,428	697,147
Leasehold improvements	44,510	44,509
	3,126,945	1,045,663
Accumulated Depreciation	(1,094,849)	(241,499)

Property and Equipment, net	$2,032,096	$804,164

Depreciation Expense	$463,398	$175,303

Software	$634,601	$8,185
Accumulated Amortization	(355,357)	(6,905)

Software, net	$279,243	$1,280

Amortization Expense	$91,256	$2,729

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company invoices for security technology services on a monthly or annual basis and recognizes revenue in accordance with the terms of the service agreements. Costs for machines in service is are depreciated to the cost of net revenues over the life of the machine.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Research & development costs

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of June 30, 2017 and December 31, 2016, diluted net loss per share is the same as basic net loss per share for each year.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

NOTE 3: STOCKHOLDERS’ EQUITY

The Company has authorized 62,162,306 shares of $0.001 par value common stock, with common stock designated as 35,288,893 shares of Class A Common Stock and 26,873,413 shares of Class B Common Stock, 20,568,861 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock, 4,949,386 shares of Series B Preferred Stock, and 6,666,666 shares of Series m Preferred Stock.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of $0.0536, $0.1224 and $0.1800 per share for Series A, Series B and Series m preferred stock, respectively. The preferred stock is subject to an optional conversion right, where the Series A and Series B are convertible into fully paid and non-assessable shares of Class A Common Stock and Class B Common Stock, respectively, at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932, $2.0401 and $3.00 per share for Series A preferred stock, Series B preferred stock and Series m preferred stock, respectively. The liquidation preferences totaled $23,435,881 and $16,048,031 as of June 30, 2017 and 2016, respectively. Preferred stockholders vote along with common stockholders on an as converted basis.

Common Stock

As of June 30, 2017 and December 31, 2016, 10,179,000 shares of common stock were issued and outstanding. Pursuant to the amended and restated articles of incorporation filed in December 2016, all outstanding shares of common stock were converted to Class B Common Stock. The Company has reserved 4,629,814 shares of its common stock pursuant to the 2016 Equity Incentive Plan as of June 30, 2017 and December 31, 2016.

Convertible Preferred Stock

As of June 30, 2017 and December 31, 2016, 8,936,015 shares of Series A preferred stock were issued and outstanding. As of June 30, 2017, and December 31, 2016 4,653,583 of Series B preferred stock were issued and outstanding. As of June 30, 2017, and December 31, 2016 1,986,819 and 0 shares, respectively of Series m preferred stock were issued and outstanding.

The Company issued its Series B Preferred Stock during 2016 resulting in the issuance of 1,639,024 shares of Series B preferred stock at an issuance price of $2.0401 per share. These issuances provided cash proceeds of $2,667,329 as of June 30, 2017. As discussed in Note 4, convertible notes payable were converted to preferred stock in October 2016, resulting in the issuance of 331,578 shares of Series B preferred stock included in outstanding shares as of June 30, 2017 and December 31, 2016, relieving principal and accrued interest of $574,966 on the convertible notes payable.

Effective December 23, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,666,666 shares of its Preferred Stock (referred to as Series m Preferred) to accredited and non-accredited investors in a Regulation A offering. The Company issued its Series m Preferred Stock during 2017 resulting in the issuance of 1,986,819 shares of Series m preferred stock at an issuance price of $3.00 per share. These issuances provided cash proceeds of $5,619,482 as of June 30, 2017.

NOTE 4:  FINANCING ARRANGEMENTS

Term Loan

In April 2015, the Company entered a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of June 30, 2017, and December 31, 2016, no principal remained outstanding on the term loan. The term loan matured in October 2016. 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 6.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Loan Payable

In April 2016, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of June 30, 2017 and December 31, 2016, $28,864 and $36,059, respectively of principal remained outstanding on the financing agreement.

Venture Debt

In November 2016, the Company entered into a venture debt agreement for $1,100,000 collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. Outstanding borrowings under the term loan agreement bear interest at 8.5% above the prime rate per annum (12.75% and 12.25% at June 30, 2017 and December 31, 2016, respectively). 53,918 Series B warrants were issued in conjunction with this note agreement, as discussed in Note 6.

The following are the minimum debt obligations on the Company’s financing agreement’s principal:

June 30,	Debt Obligations

2017	$164,188
2018	429,941
2019	442,458
$1,036,587

Convertible Notes Payable – 2015 issuances

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

In October 2016, all of these convertible notes were converted, inclusive of accrued and unpaid interest of $34,966, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 331,578 shares of Series B preferred stock and a conversion price of $1.73 per share based on a 15% discount under the notes’ terms. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding.

Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the 15% conversion discount. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Beneficial conversion features were recorded as note discounts at the conversion dates of the notes resulting in the recognition of a conversion discount in the amount of $44,266 as of June 30, 2017.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

NOTE 5:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances were recorded for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016 and 2015. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income, which may be carried forward and will expire if not used between 2033 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above. The Company have accumulated research and development tax credits as of December 31, 2016 and 2015, respectively.

NOTE 6: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 4 – Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued 53,918 warrants to purchase shares of series B preferred stock in connection with the Venture Debt Agreement (see Note 4 – Financing Arrangements). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in the Company’s Qualified IPO, (3) the Reg A Price, or (4) $2.0401 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation. The fair-value of Series B warrants of $70,742 was recorded as discounts to the underlying venture debt at the execution date of the venture debt resulting in the recognition of interest expense in the amount of $11,790 for the period ended June 30, 2017. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair market value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Stock Plan

The Company has adopted the 2016 Equity Incentive Plan, (the “2016 Plan”), which replaces the 2014 Equity Incentive Plan (the “2014 Plan”) and provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Upon termination of the 2014 Plan all shares granted revert to the 2016 Plan. Under the 2016 Plan, the number of shares authorized was 4,629,814 shares as of June 30, 2017 and December 31, 2016. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the 2016 Plan amounted to 1,952,799 and 1,936,014 as of June 30, 2017 and December 31, 2016, respectively.

Vesting generally occurs over a period of immediately to four years.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the periods ended June 30, 2016 and 2015 are as follows:

	June 30, 2017	December 31, 2016

Risk Free Interest Rate	1.14%-1.73%	1.14%-1.73%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	53.00%	53.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.26	$0.26

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

Stock-based compensation expense of $55,786 and $22,941 was recognized under FASB ASC 718 for the period ended June 30, 2017 and 2016, respectively.

NOTE 7: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space.  The lease term commenced June 1, 2016 and expires on June 30, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250.  The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

Effective April 2017, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2017 and expires on August 31, 2018. Monthly lease obligations under the agreement are $14,420 per month plus 33% of common area operating costs, subject to actual expenses.

The following are the minimum future lease obligations on the Company’s lease agreements:

2017	$287,760.00
2018	$291,720.00
2019	$28,840.00

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of June 30, 2017. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2017 and 2016

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

With the exception of the below recent accounting pronouncements, Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. ASU No. 2014-09 is effective for the Company in the first quarter of fiscal year 2019 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09. Early adoption in the first quarter of fiscal year 2018 is permitted. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations, as well as its selected transition method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the lease accounting requirements in Topic 840. ASU 2016-02 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. This guidance is effective beginning in the first quarter of fiscal year 2020 on a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2017. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
4.1	Form of Subscription Agreement (3)
6.1	2014 Equity Incentive Plan (4)
6.2	2016 Equity Incentive Plan (5)
6.3	Loan and Security Agreement, Dated November 7, 2016 (6)
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company

(1)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416140697/v455495_ex2-1.htm
(2)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex2-2.htm
(3)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex4.htm
(4)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-1.htm
(5)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-2.htm
(6)	Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-3.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2017.

Knightscope, Inc.

/s/ William Santana Li

By: William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By: William Santana Li, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: September 28, 2017